UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Eagle Point Income Co Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

269817102
(CUSIP Number)
July 24, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 269817102	Page 2 of 8 Pages

1.	Names of Reporting Persons Potenza Investments LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 366,492
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 366,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,492
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 269817102	Page 3 of 8 Pages

1.	Names of Reporting Persons Potenza Investments (GP), LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 366,492
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 366,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,492
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) 00

CUSIP NO. 269817102	Page 4 of 8 Pages

1.	Names of Reporting Persons Molly Gochman
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 366,492
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 366,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,492
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 269817102	Page 5 of 8 Pages
Item 1(a).	Name of Issuer:

Eagle Point Income Company Inc.
Item 1(b).	Address of the Issuer’s Principal Executive Offices:

20 Horseneck Lane Greenwich, CT 06830

Item 2(a).	Name of Person Filing

This statement is filed by (i) Potenza Investments LP, (ii) Potenza Investments (GP), LLC and (iii) Molly Gochman (“Gochman”).

Potenza Investments LP, Potenza Investments (GP), LLC and Gochman have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of (i) Potenza Investments LP, (ii) Potenza Investments (GP), LLC and (iii) Gochman is 34 Greene Street,. #4N, New York, New York, 10013.

Item 2(c).	Citizenship:

Potenza Investments LP is a Delaware limited partnership. Potenza Investments (GP), LLC is a Delaware limited liability company. Gochman is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

269817102
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership: The percentages used herein are calculated based upon a total of 5,856,159 shares of Common Stock outstanding as of July 26, 2019.

Item 4(a).	Amount Beneficially Owned:
366,492 shares of Common Stock

Item 4(b).	Percent of Class:
6.3% of the total number of shares of Common Stock outstanding.

CUSIP NO. 269817102	Page 6 of 8 Pages

Item 4(c).	Number of shares as to which such person has:

Potenza Investments LP
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	366,492
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	366,492

Potenza Investments (GP), LLC
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	366,492
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	366,492

Molly Gochman
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	366,492
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	366,492

Potenza Investments (GP), LLC and Gochman own directly no Common Stock.  Potenza Investments (GP), LLC, as the general partner of Potenza Investments LP, maintains investment and voting power with respect to the securities held by Potenza Investments LP.  Gochman indirectly controls Potenza Investments (GP), LLC.  By reason of the provisions of Rule 13d-3 of the Act each of Potenza Investments (GP), LLC and Gochman may be deemed to beneficially own 366,492 shares of Common Stock (constituting 6.3% of such shares outstanding).  Each of Potenza Investments (GP), LLC and Gochman disclaims beneficial ownership of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP NO. 269817102	Page 7 of 8 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 5, 2019	Potenza Investments LP By: /s/ Young Chang Owens Name: Young Chang Owens Title: Vice President
Date: August 5, 2019	Potenza Investments (GP), LLC By: /s/ Young Chang Owens Name: Young Chang Owens Title: Vice President
Date: August 5, 2019	/s/ Molly Gochman